

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 26, 2024

Deric Eubanks
President
Stirling Hotels & Resorts, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

> **Re: Stirling Hotels & Resorts, Inc.**
> **Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G**
> **Response dated March 6, 2024**
> **File No. 000-56623**

Dear Deric Eubanks:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Response dated March 6, 2024

Item 1. Business
Ownership Structure, page 10

1. We acknowledge your response to prior comment 2. We note that your proposed revised text also deletes the reference that you are the sole member of the sole general partner. To the extent that you are the sole member of the sole general partner, please revise to reinsert this disclosure.

Item 7. Certain Relationships and Related Transactions. . .
Other Activities by Ashford and its Affiliates, page 49

2. We acknowledge your response to prior comment 4 and your proposed revised disclosures. In the Post-Effective Amendment, please revise to explain how you would compete with Texas Strategic Growth Fund, and that you may compete in the future with other additional programs, which are also included in the definition of "Other Ashford Accounts." In addition, please revise to define "luxury" and "upper upscale chain."

Stirling Hotels (Predecessor) Financial Statements, page F-15

3.   Please update the predecessor financial statements in your next amendment to include audited financial statements of the predecessor as of and for the year ended December 31, 2023, or tell us why you believe such updated financial statements are not required at this time. Refer to item 8-08 of Regulation S-X.

General

4.   We refer to your Forms 8-K filed February 15, 2024 and March 15, 2024 disclosing, among other information, the January 31, 2024 NAV per share and the February 29, 2024 NAV per share, respectively. Please revise future current reports disclosing your most recent monthly NAV per share to disclose historical NAV information as well.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura K. Sirianni